Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100

600 de Maisonneuve Blvd. West	Fax	(514) 840-2187

Suite 1500, Tour KPMG	Internet	www.kpmg.ca

Montréal (Québec) H3A 0A3

Canada

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Canadian National Railway Company:

We consent to the incorporation by reference in the Registration Statements (No. 333-5258, No. 333-131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8 and in the Registration Statement (No. 333-236376) on Form F-10 of Canadian National Railway Company (the "Company") of our reports dated February 1, 2021, with respect to the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which reports refers to a change in its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 40-F of the Company, and further consent to the use of such reports in such annual report on Form 40-F.

Montréal, Canada

February 1, 2021